November 14, 2008

Mr. Scott D. Peters
1551 North Tustin Avenue
Suite 300
Santa Ana, CA 92705

Dear Scott:

As you are aware, the Board of Directors of Grubb & Ellis Healthcare REIT, Inc. (the “Company”) desires to become self-managed. As an initial step, we are hiring you to spearhead this endeavor.

On November 11, 2008, the Board of Directors of the Company approved the terms of your initial compensation arrangement with the Company, which will be re-evaluated after six (6) months, as described below. This letter agreement (“Letter Agreement”) sets forth the terms and conditions of your initial compensation package and your employment arrangement as Chief Executive Officer and President of the Company, as approved by the Board of Directors of the Company (the “Board”). After you have reviewed the terms of this Letter Agreement, please sign below to signify your acceptance.

You are hereby employed as of November 1, 2008 as the Chief Executive Officer and President of the Company. In your capacity as Chief Executive Officer and President of the Company, you will have the duties, responsibilities and authority commensurate with such position as shall be assigned to you by the Board. In your capacity as Chief Executive Officer and President of the Company, you will report directly to the Board.

Your employment shall be for a term beginning on November 1, 2008 and ending on November 1, 2010 (the “Employment Period”), unless terminated earlier as described below. The Letter Agreement will expire at midnight on that date. During the Employment Period, the Company understands that you intend to live in Arizona and to perform the services hereunder primarily at the Company’s offices located in or near Phoenix, Arizona or Scottsdale, Arizona. You acknowledge and agree that the nature of the Company’s business will require you to travel from time to time.

During the Employment Period, you will be entitled to four (4) weeks of paid vacation time per calendar year, and accrual of vacation time is capped at a maximum of five (5) weeks. A maximum of one (1) week of any unused vacation may carry over from calendar year to calendar year in accordance with the general policies of the Company and subject to applicable law.

During the Employment Period, you agree to devote your full business time and best efforts to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to you hereunder, to use your best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it will not be a violation of this Letter Agreement for you to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not interfere with the performance of your responsibilities as an employee of the Company in accordance with this Letter Agreement and do not involve competition with the Company or any other actual or apparent conflict of interest with the Company. You agree that you shall not otherwise perform any services for any other business or be employed or engaged as a consultant by any other person or enterprise during the Employment Period.

Effective November 1, 2008, your initial annual base salary has been set at the annual rate of three hundred fifty thousand dollars ($350,000.00) (“Base Salary”), payable in semi-monthly installments. During the Employment Period, you will be eligible to receive an annual cash bonus, based upon the achievement of performance goals set by the Compensation Committee of the Board (the “Committee”) from time to time, after discussion of such goals with you. The amount of any such bonus and the decision as to whether to pay such a bonus shall be in the sole discretion of the Company. The maximum annual bonus payable to you upon the achievement of the applicable performance goals initially has been set at one hundred percent (100%) of your Base Salary. The Company will pay your annual bonus, if any, no later than March 15 of the year following the year in which you earned the bonus. Your maximum bonus for fiscal year 2008, if any, will be prorated based on the number of days that you were employed by the Company during such fiscal year. These Base Salary and bonus terms shall be subject to review and modification by the Company in its sole discretion at any time after April 30, 2009, as described below.

We understand that, upon your separation from Grubb & Ellis Company, you elected to continue participation in Grubb & Ellis Company’s group medical, dental, vision and/or prescription drug plan benefits under Section 4980B of the Internal Revenue Code (COBRA). During the six month period beginning on November 1, 2008, and ending on April 30, 2009, we will pay your applicable monthly premium under COBRA for participation in such plans subject to the condition that you remain eligible for participation in those plans. At the conclusion of such six month period, in connection with its review of your compensation arrangement described below, the Committee will evaluate alternatives for medical, dental, vision and/or prescription drug plan coverage for you. Any decisions made with respect to such coverage will be made by the Committee, after consultation with you, but in the Committee’s sole discretion.

On November 14, 2008 (the “Grant Date”), the Board granted you forty thousand (40,000) restricted shares of the Company’s common stock (the “Restricted Shares”). Subject to your continued employment by the Company through each vesting date, the Restricted Shares will vest and become non-forfeitable in equal annual installments of 33-1/3% each, on the first, second and third anniversaries of the Grant Date. The Restricted Shares will be granted pursuant to, and will be subject to the terms and conditions of, the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan and the Company’s standard Restricted Stock Agreement. If there is any inconsistency or ambiguity among this Letter Agreement, the Plan or the Restricted Stock Agreement, the Plan shall prevail.

Nothing in any of the Company’s personnel policies will be deemed to constitute a contract of employment or otherwise to be contractually binding. At all times, your employment with the Company is “at-will” which means that you may resign at any time for any reason and the Company may terminate your employment at any time for any reason, with or without advance notice. If your employment is terminated for any reason, this Letter Agreement will terminate automatically and the Company shall have no further obligations to you, other than for payment of your base salary through the date of termination to the extent not theretofore paid. Notwithstanding the foregoing, if, during the Employment Period, the Company terminates your employment other than for Cause or Disability (each as defined below), and, within forty-five (45) days after your date of termination, you enter into a separation agreement including a general release of claims and obligations against Company and its affiliates in a form and substance acceptable to the Company, then you will be entitled to (A) a severance payment equal to 0.5 times your Base Salary, payable in a lump sum in cash within sixty (60) days after your date of termination, the exact payment date to be determined by the Company but in no event earlier than eight (8) days after you execute the separation agreement; and (B) a payment equal to a pro-rata portion of your annual bonus for the performance year in which your date of termination occurs, determined by multiplying a fraction, the numerator of which is the number of days during the performance year of termination that you are employed by the Company and the denominator of which is 365, by the amount you would be able to receive if the date of termination were the end of the performance year. The bonus payment described in (B) will be payable to you in a lump sum in cash within sixty (60) days after your date of termination, but in no event earlier than eight (8) days after you execute the separation agreement.

For purposes of this Letter Agreement, “Cause” shall consist of any of the following (i) your failure to meet performance standards agreed upon by you and the Board; (ii) your failure to follow the lawful directions of the Board; (iii) any act of fraud, misappropriation, dishonesty or embezzlement by you, whether or not such act was committed in connection with the business of the Company; (iv) your breach of this Letter Agreement that is not cured by you within thirty (30) days of written notice by the Company; (v) your failure to abide by laws applicable to you in your capacity as an employee, executive or representative of Company or applicable to Company or any of its parents or subsidiaries; (vi) your conviction of, or plea of guilty or nolo contendere to, the commission of a felony or a crime involving moral turpitude (including pleading guilty or nolo contendere to a felony or lesser charge which results from plea bargaining), whether or not such felony, crime or lesser offense is connected with the business of the Company; or (vii) violation of the Company’s policy against harassment or its equal employment opportunity policy or a material violation of any other policy or procedure of the Company.

For purposes of this Letter Agreement, “Disability” shall mean your inability to perform the essential functions of your job, with or without reasonable accommodation for a period of at least ninety (90) substantially continuous days.

This Letter Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code (the “Code”) and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code).

Notwithstanding anything in this Letter Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable hereunder by reason of your termination of employment, such amount or benefit will not be payable or distributable to you by reason of such circumstance unless (i) the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definitions), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “separation from service,” or such later date as may be required by the following paragraph.

If any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Letter Agreement by reason of your separation from service during a period in which you are a “specified employee” (as defined in Section 409A of the Code and applicable regulations), then payment or commencement of such non-exempt amounts or benefits shall be delayed until the earlier of (i) thirty (30) days following your death, or (ii) the first day of the seventh month following your separation from service.

In connection with the Board’s approval of the terms of your compensation and employment arrangement as provided herein, it reserved the right to review and revise such terms after a period of six months (approximately April 30, 2009). At such time and at any time thereafter, the Board or the Committee may, in its sole discretion, change the terms of your employment arrangement and compensation provided herein, including, but not limited to, increasing or decreasing the rate of your annual base salary and/or your annual cash bonus opportunity. Notwithstanding the foregoing, in connection with such six month review of your compensation arrangement, the Company will not decrease your annual base salary by more than twenty percent (20%) from the Base Salary provided herein. In its six-month review, the Board or the Committee will consider, among other things, your performance and the Company’s performance. After this initial six-month period, the Board or the Committee will review your compensation at least annually and may increase or decrease your compensation and/or your annual cash bonus opportunity from year to year. The annual review of your compensation by the Board or the Committee will consider, among other things, your own performance, and the Company’s performance.

You agree that upon termination of this Letter Agreement or your employment or at any time upon request of the Company, you shall return to the Company immediately any and all records, files, software, software code, memoranda, reports, price lists, customer lists, drawings, plans, sketches, documents, technical information, contracts, sales or marketing materials, personnel information financial information, and the like (together with all copies of such documents and things) relating to the business of Company and all other property of the Company and shall not retain or provide to others any copies, excerpts, summaries, abstracts or other representations thereof.

The provisions of this Letter Agreement are severable from one another and the invalidity of one part of the Letter Agreement shall not invalidate any other part.

This Letter Agreement shall be deemed to be made in and shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of Maryland (without giving effect to the conflict of law principles thereof). No provision of this Agreement or any related documents shall be construed against, or interpreted to the disadvantage of either of us by any court or any governmental or judicial authority by reason of either of us having, or being deemed to have, structured or drafted such provision or any portion of this Letter Agreement.

This Letter Agreement is intended to be the final expression of our agreement with respect to the subject matter hereof and this is the complete and exclusive statement of the terms of that agreement, notwithstanding any representations, statements or agreements to the contrary made by either of us. This Agreement supersedes any former agreements governing the same subject matter. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

If the foregoing is acceptable to you, please so indicate by signing a copy of this letter where indicated below and returning it to the undersigned.

Very truly yours,

GRUBB & ELLIS HEALTHCARE REIT, INC.

By: /s/ Andrea R. Biller
Andrea R. Biller
Executive Vice President

Agreed and accepted this 14th day of November, 2008.

/s/ Scott D. Peters
Scott D. Peters